UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 1‑SA

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A
or
☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the period ended June 30, 2026

Commission file number 024-11640

ANDREW ARROYO REAL ESTATE, INC.
(Exact name of issuer as specified in its charter)

Delaware	85-2103542
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

12636 High Bluff Drive, Suite 400 San Diego, CA	92130
(Address of principal executive offices)	(Zip Code)

Issuer’s telephone number, including area code (888) 322-4368

Title of each class of securities issued pursuant to Regulation A and Regulation CF:

Class A Common Stock, issued pursuant to Regulation CF, par value $0.0005

101,884 common shares issued and outstanding as of filing date.

Class B Common Stock, issued pursuant to Regulation A, par value $0.0005

7,307,647 common shares issued and outstanding as of filing date.

 FORM 1-SA REPORT

ANDREW ARROYO REAL ESTATE INC. d/b/a AARE

12636 High Bluff Drive, Suite 400

San Diego, CA 92130

888-322-4368

www.aare.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Summary”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Our Business” and elsewhere in this Semi-Annual Report on Form 1-SA constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar matters that are not historical facts. In some, but not all, cases, you can identify forward-looking statements by terms such as “anticipate”, “assume”, “believe”, “could”, “estimate”, “expect”, “intend”, “goal”, “may”, “might”, “objective”, “plan”, “possible”, “potential”, “project”, “should”, “strategy”, “will” and “would” or the negatives of these terms or other comparable terminology.

Our forward-looking statements may include, without limitation, statements with respect to:

1.	Future services;
2.	Future products;
3.	The availability of, and terms and costs related to, future borrowing and financing;
4.	Estimates of future sales;
5.	Future transactions;
6.	Estimates regarding the amount of funds we will need to fund our operations for specific periods;
7.	Estimates regarding potential cost savings and productivity; and
8.	Our listing, and the commencement of trading of our Common Stock, on the NASDAQ, OTC Markets or other exchanges and the timing thereof.

The cautionary statements set forth in this Semi-Annual Report on Form 1-SA identify important factors that you should consider in evaluating our forward-looking statements.

Although the forward-looking statements in this Semi-Annual Report on Form 1-SA are based on our beliefs, assumptions and expectations, taking into account all information currently available to us, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be made to any investor by anyone that the expectations reflected in our forward-looking statements will be attained or that deviations from them will not be material and adverse. We undertake no obligation, except as required by law, to re-issue this Semi-Annual Report on Form 1-SA or otherwise make public statements updating our forward-looking statements. For the reasons set forth above, you should not place undue reliance on forward-looking statements in this Semi-Annual Report on Form 1-SA.

The Semi-Annual Report on Form 1-SA highlights information contained elsewhere and does not contain all the information that you should consider in making your investment decision. Before investing in our Common Stock, you should carefully read this entire Semi-Annual Report on Form 1-SA and our Regulation A Offering Circular filed with the Securities and Exchange Commission, including our financial statements and related notes. You should consider among other information, the matters described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

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ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this Semi-Annual Report on Form 1-SA. Some of the information contained in this discussion and analysis or set forth elsewhere in this Semi-Annual Report on Form 1-SA, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that reflect our current views with respect to future events and financial performance, which involve risks and uncertainties. Forward-looking statements are often identified by words like: “believe”, “expect”, “estimate”, “anticipate”, “intend”, “project” and similar expressions or words that, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements, which apply only as of the date of this Semi-Annual Report on Form 1-SA. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions.

Our financial statements are stated in United States Dollars (USD or US$) and are prepared in accordance with United States Generally Accepted Accounting Principles (GAAP). All references to “Common Shares” refer to the Common Shares of our authorized capital stock.

Company Information

Andrew Arroyo Real Estate Inc. (the “Company”, “AARE” or “We”) is a nationwide American real estate company providing a comprehensive range of services, including sales, leasing, financing, investing and property management for residential, commercial, and business opportunities. Founded by Andrew Michael Arroyo, who began his real estate career in 1999, AARE has a successful track record of thousands of real estate sales, exceeding $2.75 billion. Mr. Arroyo further expanded his expertise in 2009 by obtaining a Series 65 license and registering as a Registered Investment Advisor (RIA) in California. Mr. Arroyo is licensed as a managing broker in 24 states and the District of Columbia. AARE was originally established as Andrew Arroyo Real Estate, Inc., a California corporation (AARE-CA), in 2004. On July 31, 2021, AARE-CA merged with and into Andrew Arroyo Real Estate, Inc., a Delaware corporation (AARE-DE), with AARE-DE as the surviving entity. This merger facilitated the company’s re-incorporation from California to Delaware, a strategic move to prepare for nationwide expansion, capital fundraising, and a public offering. We operate under the trademark and d/b/a “AARE.” Currently, the Company is licensed and registered to conduct real estate services in 25 states and the District of Columbia, and loan origination services in 4 states. The company has approximately three hundred members (agents, brokers, loan officers, managers, and staff) dedicated to smooth operations.

AARE is a mission-driven organization rooted in clear values. Our mission is to demonstrate Generous Capitalism® in the public markets by growing profits and increasing shareholder value, while also contributing to those in need and fulfilling God’s will through real estate. Our vision is to “bear fruit,” an investment principle signifying positive results. Our objective is to establish a global real estate corporation based on our Generous Capitalism® business model. With more than twenty-years of successful operations and strategic growth, AARE is poised to become a pioneering faith-based, purpose-driven real estate company. Our plan is to develop a Real Estate Investment Trust (REIT) and eventually list on a major public stock exchange. This achievement would offer a unique investment opportunity for faith-driven individuals and institutions, while solidifying AARE’s position as a leader in ethical and principled real estate development and investment. Our unwavering commitment to our mission and vision resonates with investors seeking both financial returns and meaningful impact, distinguishing AARE as a beacon of integrity and purpose within the real estate industry.

In 2024, we developed plans to grow our investment division. The Company has monitored the marketplace nationwide and found discounted properties from the peak prices of 2022-2023 primarily in the multifamily and office property types. To date, the Company has not entered any negotiations or agreements regarding any proposed transactions but has identified several properties in California, Nevada, Arizona, Texas, Tennessee, New Mexico and Florida that meet the “discounted from peak price” criteria that the Company believes will provide value. Based on what we view as a rare opportunity to purchase commercial real estate assets at a discount (given the current economic landscape), the Company is fully focused on developing its real estate investment division. The Company is currently raising funds to (1) directly acquire real estate investment properties, (2) invest with other syndicators and partnerships nationwide who finance or acquire real estate investment properties (herein referred to as “Partner Operators”), and (3) invest in other private or publicly traded real estate investment trusts. The Company plans to elect to become a real estate investment trust (REIT). If we are successful in the transition to becoming a REIT, then the current real estate services will continue in a taxable REIT subsidiary (“TRS”). New and existing shareholders will own shares in both the REIT and the TRS.

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Management’s View of the Current Real Estate Market: The 2025-26 Real Estate Landscape

The real estate market in 2025-26 has been characterized by a complex interplay of stable interest rates, persistent inflation, tariffs, global war, and shifting consumer sentiment.

Management’s View of Key Market Drivers and Trends

Interest Rate Impact: The Federal Reserve's sustained efforts to combat inflation through interest rate hikes have been the most dominant factor influencing the real estate market. Higher borrowing costs have directly impacted affordability for homebuyers and increased the cost of capital for commercial developers and investors. This has led to a noticeable cooling in transaction volumes and a moderation in price appreciation. In some cases, significant depreciation has been seen, due to cap rate adjustments and ballooning debt coming due, particularly in markets that previously saw rapid increases. In the last 12 months the Federal Reserve has slightly lowered interest rates. Although during the most recent Federal Reserve meeting the committee maintained the current target range during subsequent press release speeches there has been discussion that raising interest rates may be necessary later this year.

Inflationary Pressures: While interest rates aim to temper inflation, the lingering effects of high inflation on construction costs, labor, and property maintenance have continued to put pressure on both developers and property owners. This has squeezed profit margins for new developments and increased operational expenses for existing portfolios.

Inventory Levels: Residential inventory levels have remained a critical bottleneck in many markets. While some new listings have emerged, the overall supply continues to lag behind demand in many desirable areas, contributing to sustained, albeit slower, price growth. In the commercial sector, the dynamic is more nuanced, with oversupply in certain office sub-markets contrasting with strong demand for industrial and specialized retail spaces.

Consumer and Investor Sentiment: Consumer sentiment has been cautious, with potential homebuyers facing affordability challenges and uncertainty about future economic conditions. Investors, particularly in the commercial real estate space, have become more discerning, prioritizing stable income-generating assets and re-evaluating risk in a higher-interest-rate environment.

Residential Real Estate Performance: The residential market experienced a deceleration in sales activity in 2025-26 compared to previous years. While median home prices continued to appreciate nationally, the rate of appreciation slowed considerably. Regional disparities were pronounced, with some competitive markets still experiencing bidding wars, while others saw price reductions and longer days on market. Affordability remains a significant concern, especially for first-time homebuyers.

Commercial Real Estate Performance: The commercial real estate market presented a mixed picture in 2025-26. The industrial sector continued its strong performance driven by e-commerce and logistics demand. Retail, particularly experiential and necessity-based retail, showed signs of resilience. The office sector, however, faced headwinds due to persistent remote and hybrid work trends, leading to higher vacancy rates in many urban centers and a flight to quality for premium spaces. The multi-family sector saw moderating rent growth but a significant decline in property values in certain markets due to the cap rate adjustment from rising interest rates. Overall, multifamily remained a relatively stable investment due to ongoing housing demand.

Outlook and Strategic Considerations: Looking ahead, the real estate market is expected to continue navigating a period of adjustment. The trajectory of interest rates will remain a pivotal factor. We anticipate continued segmentation across property types and geographies. For the residential market, affordability challenges will likely persist, but steady demand and limited supply in many areas may prevent significant widespread price declines. In commercial real estate, strategic investments in high-demand sectors like industrial, data centers, and specialized multi-family will be crucial. Repositioning or redeveloping underperforming assets, particularly in the office and multifamily sector, will also be a key consideration. Proactive risk management, strong liquidity positions, and adaptable business models will be essential for navigating the evolving market dynamics in the coming years.

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Non-GAAP Financial Measures

In addition to our results determined in accordance with U.S. GAAP, we believe the following non-GAAP measures are useful in evaluating our operating performance. We believe that non-GAAP financial information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and assists in comparisons with other companies, some of which use similar non-GAAP financial information to supplement their U.S. GAAP results. These measures have limitations as analytical tools when assessing our operating performance and should not be considered in isolation or as a substitute for GAAP measures. We may calculate or present our non-GAAP financial measures differently than other companies who report measures with similar titles, and, as a result, the non-GAAP financial measures we report may not be comparable with those of companies in our industry or in other industries. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with U.S. GAAP.

Adjusted EBITDA

We define Adjusted EBITDA as net income or loss adjusted for interest expense, income taxes, depreciation and amortization, share-based non-cash compensation expense, dividends and interest, legal fees, legal fee recovery, legal settlement expenses, and discretionary charitable contributions. We believe Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our results of operations, as well as providing a useful measure for period-to-period comparisons of our business performance after adjusting for the items described below.

	Six Months Ended June 30,
Reconciliation of Adjusted EBITDA to net income (loss):	2026	2025
Net (loss) income (GAAP)	$(400,470)	$2,737
Interest expense	17,587	16,381
Income tax expense	-	-
Depreciation and amortization	10,090	10,089
Share based non-cash compensation (1)	17,651	18,160
Dividends and interest	(3,498)	(13,620)
Legal fees	-	6,180
Legal fee recovery (2)	(8,332)	-
Legal settlement expenses (3)	27,500	-
Charitable contributions (4)	42,479	19,500
Adjusted EBITDA	$(296,993)	$59,427

__________

1 Share based compensation. Vested stock to staff and real estate professionals.

2 Recovery of legal fees from settlement in 2025.

3 Legal settlement expenses for claim in 2026.

4 Discretionary charitable contributions.

Results of Operations for the Period Ended June 30, 2026 Compared to the Period Ended June 30, 2025

Summary of Results of Operations

	Period Ended June 30,
	2026	2025
Revenue	$3,551,395	$4,055,179

Cost of sales	3,049,385	3,498,621

Gross profit	502,010	556,558

Operating expenses:

General and administrative expenses
Brokerage operation expenses	570,182	465,500
Charitable contributions	42,479	19,500
Depreciation and amortization	10,090	10,089
Public reporting company expenses	181,803	55,971
Nationwide growth initiative expenses	63,870	-
Total general and administrative expenses	868,424	551,060

Operating (loss) income	(366,414)	5,498

Other income (expense)
Total other income (expense), net	(34,056)	(2,761)
Net loss before income tax	(400,470)	2,737
Income tax expense	-	-
Net (loss) income	$(400,470)	$2,737

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Revenue

Our revenue decreased by $503,784 to $3,551,395 from $4,055,179 for the period ended June 30, 2026 compared to the period ended June 30, 2025. Our decrease in revenue was largely due to a general decrease in the transaction volume in the property market and affordability. We expect our revenue will grow in periods when there is property price expansion and decrease in periods of recession.

Cost of Sales

Our cost of sales decreased by $449,236 to $3,049,385 from $3,498,621 for the period ended June 30, 2026 compared to the period ended June 30, 2025. The decrease in cost of sales was largely due to decreases in payments to real estate agents, transaction coordinators, referral fees, and property management fees paid. We expect our cost of sales will grow in periods when there is property price expansion and decrease in periods of recession.

Gross Profit

Our gross profit decreased by $54,548 to $502,010 from $556,558 for the period ended June 30, 2026 compared to the period ended June 30, 2025. Our decrease in gross profit was due to a general decrease in the transaction volume in the property market and affordability. We expect our gross profit will grow in periods when there is property price expansion and decrease in periods of recession.

General and Administrative Expenses

General and administrative (G&A) expenses increased by $317,364 to $868,424 from $551,060, for the period ended June 30, 2026 compared to the period ended June 30, 2025. The increase is primarily due to expanding our recruiting division, an increase in public company reporting expenses, an increase in charitable contributions and certain fees associated with our nationwide expansion. Brokerage operation expenses increased to $570,182 for the period ended June 30, 2026 compared to $465,500 for the period ended June 30, 2025. Public reporting company costs tied directly to PCAOB audit preparation and filing compliance expenses increased to $181,803 for the period ended June 30, 2026 compared to $55,971 for the period ended June 30, 2025. Nationwide growth initiative expenses, dedicated to recruiting campaigns and related expenses, increased to $63,870 for the period ended June 30, 2026 compared to $0 for the period ended June 30, 2025. Discretionary charitable contributions increased to $42,479 for the period ended June 30, 2026 compared to $19,500 for the period ended June 30, 2025. Depreciation and amortization increased to $10,090 for the period ended June 30, 2026 compared to $10,089 for the period ended June 30, 2025.

We expect to have costs related to expansion and additional support for Company associates during times of expansion. We do not expect to have costs related to securities offerings except in periods we conduct an offering of our securities.

Net Other Income (Expense)

We had net other expense of ($34,056) for the six-month period ended June 30, 2026 and net other expense of ($2,761) for the six-month period ended June 30, 2025. For the period in 2026, our net other expense primarily related to a legal settlement and to our dividend income and our interest expense. For the period in 2025, our net other expense primarily related to our dividend income and our interest expense.

Operating (Loss) Income; Net (Loss) Income

Our operating income decreased by $371,912 to an operating loss of ($366,414) from $5,498 for the period ended June 30, 2026 compared to the period ended June 30, 2025. Our net profit decreased by $403,207 to a net loss of ($400,470) from $2,737 for the same periods. Our increase in operating loss and net loss was primarily due to a decrease in transactional sales volume, our nationwide expansion program through our recruitment efforts, and the related administrative and marketing costs and fees of expansion. We expect our net profit will grow in periods when there is property price expansion and decrease in periods of recession.

Liquidity and Capital Resources for Six Months Ended June 30, 2026 Compared to Six Months Ended June 30, 2025

Historically, our core operations, which are those related to our current residential and commercial brokerage, property management and lending services, have been funded through the income and cash flow generated by those services. Although we are currently able to fund the majority of our core operations through the revenue generated from those operations, there is no guarantee we will be able to do so in the future. Additionally, in order to cover our expenses related to our prospective plans to become a publicly-traded company and to develop a real estate investment trust (REIT) business segment, we will need to raise substantial funds through offerings of our securities, likely through Regulation A offerings. As of June 30, 2026, we have $815,467 in cash, cash equivalents and restricted cash; $260,394 is unrestricted cash and $555,073 is restricted property-management trust cash, and $443,561 in notes payable of which approximately $305,000 is due to a related party with an original maturity date of June 29, 2027. In August 2026, the related party note’s maturity date was extended to June 29, 2030. Therefore, based on the projected income and cash flow generated by our current residential and commercial brokerage, property management and lending services business, plus the cash we have on hand and our plans to offer securities, we anticipate having enough liquidity to fund our existing current residential and commercial brokerage, property management and lending services business for the next 12 months. We have no current commitments for capital expenditures and had no commitments for capital expenditures as of the end of the latest fiscal year and any subsequent interim period through June 30, 2026. Currently, we use our capital resources to primarily fund operating costs and, when appropriate, to pay down debt or make charitable contributions. We plan to use any free cash flow, retained earnings, or proceeds from the sale of common stock to grow our existing brokerage services business by continuing to expand our service operations nationwide, and to grow our investment business by acquiring income producing properties for the REIT under development. In the event we are not successful in raising funds through the sale of our securities we may not be able to grow our existing brokerage services business and/or develop our prospective REIT business.

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During the periods ended June 30, 2026, we generated negative cash flows. Our cash on hand as of June 30, 2026 was $815,467; $260,394 is unrestricted cash and $555,073 is restricted property-management trust cash, and our net cash flow used in operating activities was ($316,612) for the six months then ended. Our cash, current assets, total assets, current liabilities, and total liabilities as of June 30, 2026 and as of December 31, 2025, respectively, are as follows:

	June 30, 2026	December 31, 2025	Change
Cash, cash equivalents and restricted cash	$815,467	$1,009,503	$(194,036)
Total Current Assets	$922,794	$1,432,513	$(509,719)
Total Assets	$1,006,822	$1,550,044	$(543,222)
Total Current Liabilities	$1,142,083	$1,114,560	$27,523
Total Liabilities	$1,600,846	$1,589,597	$11,249

Our current assets decreased as of June 30, 2026, as compared to December 31, 2025, primarily due to us having less cash and cash equivalents after our deferred capital raise expenses, our continued nationwide expansion and related expenses, offset by slightly more other assets, consisting of property management deposits.

Our current liabilities increased as of June 30, 2026, as compared to December 31, 2025. This increase was primarily due to increases in accrued expenses along with slight increases in trust-account liabilities, accrued interest, accounts payable, and the line of credit, partially offset by lower current lease and debt balances, income tax payable and lower accrued liabilities.

Sources and Uses of Cash

Operations

We had net cash used in operating activities of ($316,612) for the period ended June 30, 2026, as compared to net cash used in operating activities of ($39,003) for the period ended June 30, 2025. In 2026, the net cash used in operating activities consisted primarily of our net loss of ($400,470), adjusted by depreciation and amortization of $10,090, change in accrued interest on loans of $6,853, change in stock based compensation of $17,651, change in accounts receivable of $73,890, change in other current assets of ($52,806), change in accounts payable of $549, change in accrued liabilities of ($1,713), change in other current liabilities of $30,807, and change in operating lease liabilities of ($1,463). In 2025, the net cash used in operating activities consisted primarily of our net profit of $2,737, adjusted by depreciation and amortization of $10,089, change in accrued interest on loans of $6,199, change in stock based compensation of $18,160, change in accounts receivable of ($62,236), change in other current assets of ($29,103), change in an insurance receivable of $374,500, change in accounts payable of $33,152, change in accrued liabilities of ($2,359), change in a legal liability accrual of ($367,000), change in other current liabilities of ($22,623), and change in operating lease liabilities of ($519).

Investments

Our cash used in investing activities during the period ended June 30, 2026 was $0, compared to the cash provided by investing activities of $0, during the period ended June 30, 2025.

Financing

Our net cash provided by financing activities for the period ended June 30, 2026 was $122,576, compared to $358,252 for the period ended June 30, 2025. For the six months ended June 30, 2026, our net cash provided by financing activities consisted of repayments on auto loan of ($808), repayments on SBA loan of ($1,793), net borrowings on a line of credit of $2,230, offering costs of ($123,048), and cash from sales of common stock of $245,995. For the six months ended June 30, 2025, our net cash provided by financing activities consisted of repayments on auto loan of ($4,861), repayments on SBA loan of ($1,722), net borrowings on a line of credit of $4,835, and cash from sales of common stock of $360,000.

Off Balance Sheet Arrangements

We have no off balance sheet arrangements as of June 30, 2026 and December 31, 2025.

Seasonal Cash Flow

Property sales in our real estate services business is seasonal. Our property management cash flow stays fixed year-round as long as we maintain our current management contracts. The month by month sales are strongest between March and September each year. Cash flow is normally strong during these months and typically offers a surplus. During other seasons, sales traditionally slow down but the cash flow is adequate to cover fixed expenses and overhead for some months, and run a deficit in others, which requires the use of capital reserves or credit lines to sustain payroll and fixed overhead costs during these months with slower sales before the spring selling season begins.

Capital Expenditures

We have not made any major capital expenditures in 2026 and do not anticipate any near-term capital expenditures for our operational purposes in the next twelve months. However, if our Regulation A offerings to raise capital to invest in commercial real estate properties and develop a real estate investment trust are successful, we will have capital expenditures in the form of real estate acquisitions.

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Contractual Obligations

We have very few contractual obligations. We have two long-term leases on an extension with a two-year term that ends April 2028 and February 2027. The majority of our vendors, utilities and service providers are on month-to-month agreements; however, there are a few utilities and service providers that are on an annual contract that renew each year.

Debt

We have one Small Business Administration (“SBA”) loan with a carrying amount of $137,637 as of June 30, 2026. The SBA loan is a 30-year loan at 3.75% interest. We may elect to pay this loan off in full or retain the loan. We also have a fluctuating line of credit for cash flow purposes with Wells Fargo Bank in the amount of $75,000 with a carrying amount of approximately $72,027 as of June 30, 2026. Investors should be aware that funds utilized for debt retirement from an offering of our securities will not be available to support our growth.

Related Party Note

Through June 30, 2026, the Company spent approximately $300,000 on the costs related to its initial Regulation A offerings, which was loaned to the Company by the CEO, Andrew Michael Arroyo. The terms of the promissory note are interest payable on the unpaid principal at the rate of 4% per annum. The related party note had an original due date of June 29, 2027. In August 2026, the Company reached an agreement with the lender to extend the maturity of the related party note to June 29, 2030.

Controls and Procedures

With the participation of our Chief Executive Officer, management evaluated our disclosure controls and procedures as of June 30, 2026. Based on that evaluation, management concluded they were not effective due to the material weaknesses in internal control over financial reporting described below. Disclosure controls can provide only reasonable assurance and involve judgment. Notwithstanding these weaknesses, management concluded the financial statements included in this Form 1-SA are fairly stated, in all material respects, in accordance with U.S. GAAP.

Management’s Discussion of Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate ICFR. Using the COSO 2013 framework, management evaluated ICFR as of December 31, 2025—and, in connection with the audits of our consolidated financial statements for the years ended December 31, 2025 and 2024, identified material weaknesses. These principally relate to:

(i)	limited accounting resources and segregation of duties constraints;
(ii)	entity level control design and oversight gaps;
(iii)	risk assessment and management review/activity level control deficiencies, including issues with the completeness and accuracy of information used in controls; and
(iv)	weaknesses in IT general controls supporting financial reporting.

Regulation A (Tier 2) does not require a management report on ICFR or an auditor attestation; the discussion above is provided to summarize the identified material weaknesses, and no auditor attestation is provided. Management has begun remediation, including adding/outsourcing accounting expertise, formalizing policies and documentation, enhancing review and information technology controls, and improving segregation of duties.

Plan of Operations

Our plan is to continue to expand our service operations nationwide and execute our investment services business strategy. Below are the key milestones the Company is aiming towards. It is the opinion of our management that if we are successful in raising funds through the sale of equity, the proceeds from our Regulation A offerings are expected to satisfy our need for liquidity and cash requirements for the foreseeable future and put us in a position to grow our business in accordance with our business plan, outlined below:

Service Division Milestones:

1.	Milestone 1: Continued Expansion Nationwide and International Research and Development

Continue to expand our services operations nationwide and explore international countries that meet our target market requirements and that will adopt our business model.

2.	Milestone 2: Continued Training of our Existing Members and Mentorship for New Members

Ongoing training utilizing our proprietary method “7 Steps to Powerful Paychecks” in all markets we serve and mentorship for new members graduating colleges and universities nationwide.

3.	Milestone 3: Appoint Regional and State Supervisors Domestically and Prepare for International Launch

Continue to recruit, hire and appoint operational managers to supervise and oversee the service-related members that join our Company.

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Investment Division Milestones:

1.	Milestone 1: Raise a Substantial Amount of Capital, Form a Real Estate Investment Trust (REIT) and Hire Key Personnel

Continue the formation of a REIT and hire investment managers to supervise and oversee the portfolio of commercial real estate assets and partnership interests that we plan to acquire with the proceeds of this offering.

2.	Milestone 2: Acquire Commercial Real Estate Assets and Invest with Partner Operators

Identify and acquire discounted commercial real estate assets and partnerships interests producing income.

3.	Milestone 3: Ongoing Growth through Strategic Acquisitions and Partnership Investments

Continue to grow the portfolio of assets through strategic acquisitions and Partner Operator investments.

ITEM 2. OTHER INFORMATION

This discussion of our business should be read in conjunction with the other sections of this Semi-Annual Report on Form 1-SA, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Financial Statements attached and the related exhibits. The various sections of this discussion contain a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties described throughout this Semi-Annual Report on Form 1-SA.

Other Significant Business Activities

The Company has engaged Dealmaker Securities as a broker-dealer to assist with its recently completed Regulation CF offering and its forthcoming equity raise through a Regulation A offering.

In first six months of 2026, the Company raised funds from investors through its Regulation CF offering. The Company issued approximately 85,000 shares in a range from $2.80-$3.50 per share, raising approximately $246,000 from new and existing investors. On April 30, 2026, the Company concluded its Regulation CF offering.

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ITEM 3. FINANCIAL STATEMENTS

FINANCIAL STATEMENTS

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ANDREW ARROYO REAL ESTATE, INC.

CONDENSED BALANCE SHEETS

June 30, 2026 and December 31, 2025

(unaudited)

	June 30, 2026	December 31, 2025
ASSETS
Current assets
Cash and cash equivalents	$260,394	$457,022
Restricted cash	555,073	552,481
Accounts receivable, net	43,341	117,231
Deferred offering costs	-	294,599
Other current assets	63,986	11,180
Total current assets	922,794	1,432,513
Property and equipment, net	25,699	33,970
Right of use asset	55,903	79,316
Intangible asset, net	2,426	4,245
TOTAL ASSETS	$1,006,822	$1,550,044

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current liabilities
Accounts payable	$261,185	$260,636
Accrued liabilities	100,951	102,664
Accrued interest	43,579	36,726
Other current liabilities	619,470	588,663
Current portion of notes payable	3,673	4,413
Current portion of operating lease liabilities	41,198	51,661
Lines of credit	72,027	69,797
Total current liabilities	1,142,083	1,114,560

Long term liabilities
Notes payable, net of current portion, including related party amounts of $305,924	439,888	441,749
Long term operating lease liabilities, net of current portion	18,875	33,288
Total long term liabilities	458,763	475,037

Total Liabilities	1,600,846	1,589,597

Commitments and Contingencies (See note 10)	-	-

Equity (Deficit)

Common Stock A, $.0005 par value; 70,000,000 shares authorized, 101,884 issued and outstanding as of June 30, 2026 and 17,320 shares issued and outstanding as of December 31, 2025.	50	8
Common Stock B, $.0005 par value; 10,000,000 shares authorized, 7,307,647 issued and outstanding as of June 30, 2026 and 7,243,805 issued and outstanding as of December 31, 2025.	3,649	3,617
Common Stock C, $.0005 par value; 5,000,000 shares authorized, no shares issued and outstanding as of June 30, 2026 and December 31, 2025.	-	-
Series A Convertible Preferred Stock with liquidation preference, $.0005 par value; 15,000,000 shares authorized, 4,000,000 issued and outstanding as of June 30, 2026 and December 31, 2025.	2,000	2,000
Additional paid-in capital	2,275,854	2,429,929
Accumulated deficit	(2,875,577)	(2,475,107)

Total stockholders’ equity (deficit)	(594,024)	(39,553)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,006,822	$1,550,044

See accompanying notes to the financial statements.

12

ANDREW ARROYO REAL ESTATE, INC.

CONDENSED STATEMENTS OF OPERATIONS

Six Months Ended June 30, 2026 and 2025

(unaudited)

	2026	2025

Revenues	$3,551,395	$4,055,179

Cost of sales	3,049,385	3,498,621

Gross profit	502,010	556,558

General and administrative expenses	868,424	551,060

(Loss) income from operations	(366,414)	5,498

Other income (loss)	(34,056)	(2,761)

Income (loss) before income tax expense	(400,470)	2,737

Income tax expense	-	-

Net (loss) income	$(400,470)	$2,737

(Loss) earnings per share (basic)	$(0.05)	$0.00
(Loss) earnings per share (diluted)	(0.05)	0.00

Weighted-average number of common shares outstanding used in computing per share amounts, basic	7,363,962	6,990,530
Weighted-average number of common shares outstanding used in computing per share amounts, diluted	7,363,962	10,990,530

See accompanying notes to the financial statements.

13

ANDREW ARROYO REAL ESTATE, INC.

CONDENSED STATEMENTS OF STOCKHOLDERS’ EQUITY

Six Months Ended June 30, 2026 and 2025 (unaudited)

	Class B	Class B	Class A	Class A	Series A	Series A			Total
	Common Stock	Common	Common	Common	Preferred	Preferred	Additional		Stockholders’
	Shares	Stock	Stock	Stock	Stock Shares	Stock	Paid-in	Accumulated	Equity
	Issued	Par	Issued	Par	Issued	Par	Capital	Deficit	(Deficit)
Balance - December 31, 2024	6,887,132	$3,440	-	-	4,000,000	$2,000	$1,885,625	$(2,138,338)	$(247,273)
Stock issued for cash	144,000	72	-	-	-	-	359,928	-	360,000
Stock based compensation	62,796	31	-	-	-	-	18,129	-	18,160
Net income	-	-	-	-	-	-	-	2,737	2,737

Balance – June 30, 2025	7,093,928	$3,543	-	-	4,000,000	$2,000	$2,263,682	$(2,135,601)	$133,624

Balance - December 31, 2025	7,243,805	$3,617	17,320	8	4,000,000	$2,000	2,429,929	(2,475,107)	(39,553)
Stock issued for cash	-	-	84,564	42	-	-	245,953	-	245,995
Stock based compensation	63,842	$32	-	-	-	-	17,619	-	17,651
Offering costs	-	-	-	-	-	-	(417,647)	-	(417,647)
Net loss	-	-	-	-	-	-	-	(400,470)	(400,470)

Balance - June 30, 2026	7,307,647	$3,649	101,884	$50	4,000,000	$2,000	$2,275,854	$(2,875,577)	$(594,024)

See accompanying notes to the financial statements.

14

ANDREW ARROYO REAL ESTATE, INC.

CONDENSED STATEMENTS OF CASH FLOWS

Six Months Ended June 30, 2026 and 2025

(unaudited)

	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit (loss)	$(400,470)	$2,737
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	10,090	10,089
Stock based compensation	17,651	18,160
Accrued interest	6,853	6,199
Changes in assets and liabilities:
Accounts receivable	73,890	(62,236)
Other current assets	(52,806)	(29,103)
Insurance receivable	-	374,500
Accounts payable	549	33,152
Accrued liabilities	(1,713)	(2,359)
Accrued legal liability	-	(367,000)
Other current liabilities	30,807	(22,623)
Change in operating leases	(1,463)	(519)

Net cash used in operating activities	(316,612)	(39,003)

CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash flows provided by investing activities:	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment on vehicle loan	(808)	(4,861)
Repayment on SBA Loan	(1,793)	(1,722)
Payment of deferred offering costs	(123,048)	-
Net borrowings (repayment) on lines of credit	2,230	4,835

Proceeds from sales of common stock	245,995	360,000

Net cash provided by financing activities:	122,576	358,252

Net increase (decrease) in cash and cash equivalents and restricted cash	(194,036)	319,249

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF PERIOD	1,009,503	987,787
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD	$815,467	$1,307,036

Supplemental noncash financing activities
Deferred offering costs charged to additional paid-in capital	$417,647	$-

Supplemental disclosure of cash flow information
Cash paid during the period for:
Income taxes	$4,572	$-
Interest	$9,266	$8,968

See accompanying notes to the financial statements.

15

ANDREW ARROYO REAL ESTATE, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2026 AND 2025

(unaudited)

NOTE 1 – THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Andrew Arroyo Real Estate, Inc. (the “Company”) was incorporated on June 18, 2020, under the laws of the State of Delaware. A predecessor company that was merged with and into the Company effective July 31, 2021 was originally incorporated under the laws of the State of California on January 20, 2004, as Andrew Michael Arroyo Inc. and updated its name to Andrew Arroyo Real Estate Inc. on April 30, 2007. The trademark and d/b/a that is known in the marketplace is “AARE”. The Company was formed to conduct real estate brokerage services. These services include assisting clients buy, sell, manage, and invest in residential and commercial properties as well as business opportunities. The Company’s year-end is December 31.

Capital Stock

Authorized capital is 85,000,000 shares of common stock in three share classes (Common Stock A, Common Stock B and Common Stock C), par $0.0005, and 15,000,000 shares of preferred stock (Series A Convertible Preferred), par $0.0005, all authorized by amendment dated September 24, 2025. Common Stock A issued and outstanding was 101,884 shares as of June 30, 2026 and 17,320 as of December 31, 2025. Common Stock B issued and outstanding was 7,307,647 as of June 30, 2026 and 7,243,805 shares as of December 31, 2025. Common Stock C issued and outstanding was 0 shares as of June 30, 2026 and December 31, 2025. Series A Convertible Preferred Stock was 4,000,000 shares issued and outstanding as of June 30, 2026 and December 31, 2025. The Series A Convertible Preferred Stock has dividend rights equal to common on an as converted basis, 1-for-1 conversion to common after 12 months, ten votes per share, liquidation preference of $0.0005 per share, and customary protective provisions. The series is classified in permanent equity under ASC 480-10-S99-3A. The Series A Convertible Preferred is convertible into up to 4,000,000 shares of Class C common stock. No dividends were declared or paid during the periods ended June 30, 2026 and 2025.

On September 24, 2025, the Company executed a two-for-one stock split of our common stock. All share, equity award, and per share amounts presented herein have been retroactively adjusted to reflect the stock split.

From January 1, 2026 to June 30, 2026 the Company issued 84,564 new Class A shares through its Regulation CF financing in a range from $2.80-$3.50 per share, and issued 63,842 new Class B vested shares through its equity incentive plan at an average grant price of $0.28. From January 1, 2025 to June 30, 2025, the Company issued 144,000 new Class B shares through its Regulation A financing at $2.50 per share and issued 62,796 new Class B vested shares through its equity incentive plan at an average grant price of $0.2892.

Management’s Plans

Management has evaluated whether there are conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern for the one-year period after the date these financial statements are issued (the assessment period) in accordance with ASC 205-40.

As of June 30, 2026, the Company had $260,394 in unrestricted cash and cash equivalents and $443,561 in notes payable, of which $305,924 is due to a related party. The Company reported net profits (losses) in the amount of ($400,470) and $2,737 during the periods ended June 30, 2026, and 2025, respectively, and had a net stockholders’ deficit as of June 30, 2026 in the amount of ($594,024). In addition, the Company’s ability to execute its business plan is dependent, in part, on its ability to raise additional financing. These conditions and events raised substantial doubt about the Company’s ability to continue as a going concern. Management’s plans to alleviate the substantial doubt include the Company’s projected income and cash flow generated by its current residential and commercial brokerage, property management and lending services business, the cash the Company has on hand, the availability of existing lines of credit, and its plans to raise additional capital through equity offerings, including proceeds from Regulation A and Regulation CF offerings. In addition, as noted in Note 11, in August 2026, the Company reached an agreement with the lender to extend the maturity of the related party note to June 29, 2030. Management believes it is probable that these plans will be effectively implemented and will generate sufficient liquidity to satisfy the Company’s obligations as they become due during the assessment period. Accordingly, management has concluded that substantial doubt about the Company’s ability to continue as a going concern has been alleviated.

Basis of presentation

These condensed financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and the requirements of the Securities and Exchange Commission (“SEC”) for interim reporting. As permitted under those rules, certain footnotes or other financial information that are normally required by U.S. GAAP can be condensed or omitted. These financial statements have been prepared on the same basis as the annual financial statements and there have been no material changes to the accounting policies discussed in Note 2 included in the Annual Report on Form 1-K for the fiscal year ended December 31, 2025, filed with the SEC on August 27, 2026.

16

ANDREW ARROYO REAL ESTATE, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2026 AND 2025

(unaudited)

NOTE 1 – THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (Continued)

In the opinion of our management, the information in these financial statements reflects all adjustments, all of which are of a normal and recurring nature necessary for a fair statement of the financial position and results of operations for the reported interim periods. We consider events or transactions that occur after the balance sheet date but before the financial statements are issued to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. The results of operations for interim periods are not necessarily indicative of results to be expected for the full year or any other interim period.

Management’s Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates.

401(k) Plan

For the six months ended June 30, 2026 and June 30, 2025, the Company’s total contributions to the Plan, including matching and discretionary contributions, were $11,306 and $5,371, respectively.

Correction of Previously Reported 401(k) Plan Contribution Disclosure

In preparing the Company’s condensed financial statements for the six months ended June 30, 2026, the Company identified an error in the 401(k) plan contribution amount disclosed in Note 1 to its previously issued condensed financial statements for the six months ended June 30, 2025. The Company previously reported total contributions to the Plan of $20,500 for that period. The correct amount was $5,371.

The error was limited to the amount presented in the 401(k) plan footnote and did not affect the Company’s previously reported financial position, results of operations, stockholders’ equity, cash flows, or earnings per share. The comparative disclosure has been corrected in these condensed financial statements.

Charitable Contributions

Charitable contributions are reported in “General and administrative expenses” in the accompanying statements of operations. For the six months ended June 30, 2026 and 2025, the Company donated $42,479 and $19,500, respectively.

No unconditional commitments to future charitable donations existed at June 30, 2026 or December 31, 2025; therefore, no liability has been accrued.

Cash, Cash Equivalents and Restricted Cash

As of June 30, 2026 and as of December 31, 2025, the Company had approximately $815,467 ($260,394 unrestricted cash and $555,073 restricted cash) and $1,009,503 ($457,022 unrestricted cash and $552,481 restricted cash), respectively, deposited in three financial institutions. Of these amounts, $250,000 was insured by the Federal Deposit Insurance Corporation for each financial institution. The Company estimates that all of the operating cash accounts were insured and approximately $305,000 of total restricted cash balances was not insured by the Federal Deposit Insurance Corporation.

Certain of the Company’s cash positions are restricted property management trust funds on deposit with a bank as collateral for certain trust fund liabilities, which include security deposits and rents that belong to property owners. These related liabilities are short-term in nature as a result of our property management activities. These cash amounts are reported as restricted cash and other current liabilities on the balance sheets based on when the cash will be contractually released to the owners or tenants of the properties. Total restricted cash was approximately $555,073 and $552,481 on June 30, 2026 and December 31, 2025, respectively, deposited in one financial institution. Of this amount, $250,000 was insured by the Federal Deposit Insurance Corporation. Restricted cash is presented separately on the balance sheet. Related trust fund liabilities are included in other current liabilities.

As of June 30, 2026 and as of December 31, 2025, the cash positions are as follows:

	June 30, 2026	December 31, 2025
Cash, cash equivalents and restricted cash:
Cash and cash equivalents	$260,394	$457,022
Restricted cash	555,073	552,481
Total cash, cash equivalents and restricted cash	$815,467	$1,009,503

Deferred Offering Costs

Costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. Deferred offering costs consist of underwriting, legal, accounting, and other expenses incurred through the balance sheet date that are directly related to the proposed public offering and on private offerings. Should the proposed public offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be expensed.

17

ANDREW ARROYO REAL ESTATE, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2026 AND 2025

(unaudited)

NOTE 1– THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (Continued)

A summary of activity of deferred offering costs during the periods ended June 30, 2026 and December 31, 2025, is as follows:

	2026	2025
Opening balance	$294,599	$-
Offering cost incurred:
Cash paid	123,048	301,215
Offering costs realized in additional paid-in capital:
Cash paid	(417,647)	(6,616)
Write-off of offering costs	-	-

Ending balance	$0	$294,599

Concentration and Credit Risk

Significant Customers and Vendors

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. As of June 30, 2026 and December 31, 2025 and for the periods ended June 30, 2026 and 2025, no single customer accounted for 10% or more of the Company’s total revenues or total accounts receivable. Similarly, as of June 30, 2026 and December 31, 2025 and for the periods ended June 30, 2026 and 2025, no single vendor or supplier accounted for 10% or more of the Company’s total purchases or total accounts payable.

Fair Value of Financial Instruments

The Company measures fair value based on the price that the Company would receive upon selling an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. Various inputs are used in determining the fair value of assets or liabilities. Inputs are classified into a three-tier hierarchy, summarized as follows:

●	Level 1 – Quoted prices in active markets for identical assets or liabilities;
●	Level 2 – Quoted prices in active markets for similar assets and liabilities and inputs that are observable for the assets or liabilities;
●	Level 3 – Significant unobservable inputs for the assets or liabilities.

When Level 1 inputs are not available, the Company measures fair value using valuation techniques that maximize the use of relevant observable inputs (Level 2) and minimizes the use of unobservable inputs (Level 3). The Company’s financial instruments, as defined by FASB ASC subtopic 825-10, Financial Instrument (“ASC 825-10”), include cash and cash equivalents, restricted cash, accounts receivable, accounts payable, line of credit, and notes payable. The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and the line of credit approximate fair value due to their short-term nature or variable/market-based terms. Management estimates that the carrying amounts of the Company’s notes payable approximate fair value at June 30, 2026 and December 31, 2025, due to their short-term nature or the note bears interest at a rate consistent with current market rates. The fair value estimates for notes payable are classified within Level 2 of the fair value hierarchy.

Revenue Recognition

Disaggregation of Revenue

In accordance with ASC 606-10-50-5, the Company considered whether presenting revenue on a disaggregated basis was necessary for understanding the nature, amount, timing, and uncertainty of revenue and cash flows. Given that revenue is primarily generated from transaction-based commissions with similar economic characteristics, management has concluded that further disaggregation does not provide significant additional insight into the Company’s revenue patterns, and has therefore presented revenue as a single line item on the accompanying statements of operations. The Company derives approximately 96% of its revenue from commissions earned on real estate transactions. The remaining 4% of revenue comes from ancillary real estate-related services, including property management fees, none of which are individually material. These revenues are recognized as performance obligations are satisfied.

Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amendments in ASU 2024-03 require a public business entity to disclose specific information about certain costs and expenses in the notes to its financial statements for interim and annual reporting periods. The objective of the disclosure requirements is to provide disaggregated information about a public business entity’s expenses to help investors (a) better understand the entity’s performance, (b) better assess the entity’s prospects for future cash flows, and (c) compare an entity’s performance over time and with that of other entities. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard on its financial statements.

18

ANDREW ARROYO REAL ESTATE, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2026 AND 2025

(unaudited)

NOTE 2 – PROFIT (LOSS) PER SHARE, BASIC AND DILUTED

Basic earnings (loss) per common share are computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period.

Diluted earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

The following potential common shares were excluded from the computation of diluted loss per share because their effect would have been antidilutive: For the period ending June 30, 2026, 278,529 shares of common stock underlying Restricted Stock Awards (RSAs) and Restricted Stock Units (RSUs) subject to vesting. Additionally, 4,000,000 potential common shares associated with the Series A Convertible Preferred Shares were excluded from the computation of diluted loss per share for the period ending June 30, 2026.

For the period ending June 30, 2025, 493,564 shares of common stock underlying Restricted Stock Awards (RSAs) and Restricted Stock Units (RSUs) subject to vesting are included in the diluted computation. The 4,000,000 potential common shares associated with the Series A Convertible Preferred Shares were included in the computation of diluted profit per share for the period ending June 30, 2025.

NOTE 3 – RESTRICTED STOCK AWARDS

Restricted stock award transactions during the period ended June 30, 2026 were as follows:

	Shares	Weighted average grant date fair value per share
Unvested at beginning of period	359,027	$0.28
Granted	-	-
Vested	(63,842)	0.28
Forfeited or cancelled RSUs and RSAs	(16,656)	0.27
Unvested at end of period	278,529	$0.28

At June 30, 2026, the Company had approximately $77,437 of unrecognized compensation cost related to restricted stock awards which is expected to be recognized as expense over a weighted-average period of 2.37 years. Fair value of the stock price was determined by an independent third party 409A valuation. The stock-based compensation expense for the periods ended June 30, 2026 and June 30, 2025 was $17,651 and $18,160, respectively.

19

ANDREW ARROYO REAL ESTATE, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2026 AND 2025

(unaudited)

NOTE 4 – RELATED PARTY TRANSACTIONS

Through June 30, 2026, the Company spent approximately $300,000 on the costs related to its initial Regulation A offerings, which was loaned to the Company by the CEO, Andrew Michael Arroyo. The terms of the promissory note are interest payable on the unpaid principal at the rate of 4% per annum. Principal and interest were initially set to be paid beginning February 1, 2022. In January 2023, all payments were deferred, without penalty, until the end of the repayment period which is June 29, 2027 (which was extended to June 29, 2030 in August 2026 by written agreement). For the six months ending June 30, 2026, $6,853 of interest expense was in other income (loss) on the condensed statements of operations. During this period, $0 principal and $0 interest was paid.  For the six months ending June 30, 2025, $6,199 of interest expense was in other income (loss) on the condensed statements of operations. During this period, $0 principal and $0 interest was paid. The Company has the right to pay off the promissory note earlier than the end of the repayment period without penalty.

Future maturity of the related party note payable at June 30, 2026 is as follows:

2026	$-
2027	-
2028	-
2029	-
2030	305,924
Thereafter	-
Total	$305,924

NOTE 5 – OTHER CURRENT LIABILITIES

Other Current Liabilities

The other current liabilities as of June 30, 2026 and December 31, 2025 were as follows:

	2026	2025
Other current liabilities:
Accrued expenses	$63,897	$31,110
Income tax payable	500	5,072
Trust account liabilities	555,073	552,481
Total other current liabilities	$619,470	$588,663

NOTE 6– DEBT

Lines of Credit

The Company has an unsecured $75,000 business Line of Credit (“LOC”) through Wells Fargo Bank that renews annually. The LOC carries an interest rate of 13.50% as of June 30, 2026. As of June 30, 2026, $72,027 was outstanding under this LOC.

SBA Loan

The Company has a Small Business Administration (SBA) loan with a carrying amount of $137,637 collateralized by substantially all of the Company’s assets. This loan carries a 3.75% interest rate payable over 30 years with a start date of April 29, 2021 and a maturity date of May 28, 2050.

Vehicle Loan

On December 26, 2020, the Company entered into a vehicle loan for a Lexus RX in the amount of $46,014 that was collateralized by the vehicle. The loan was for a period of 5 years at 1.99% interest rate with a maturity date of December 26, 2025. The final payment was due and paid January 1, 2026.

The debt schedule for the periods ended June 30, 2026 and December 31, 2025 were as follows:

	June 30, 2026	December 31, 2025
Long Term Debt:
Note Payable - SBA loan	$137,637	$139,430
Note Payable – Vehicle loan	-	808
Note Payable - Andrew Arroyo	305,924	305,924
Total Long Term Debt	443,561	446,162
Current Portion Long Term Debt	(3,673)	(4,413)
Total Long Term Debt, net of current portion	$439,888	$441,749

Future maturities of the debts payable at June 30, 2026 are as follows:

Remainder of 2026	$1,820
2027	3,742
2028	3,885
2029	4,034
2030	310,111
Thereafter	119,969
Total	$443,561

20

ANDREW ARROYO REAL ESTATE, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2026 AND 2025

(unaudited)

NOTE 7 – LEASE LIABILITIES

The following table discloses the lease cost, weighted average, discount rate and weighted average remaining lease terms for operating leases as of June 30, 2026 and June 30, 2025:

	2026	2025

Lease cost:	$27,512	$27,512
Weighted average remaining lease term:	1.83 years	2.66 years
Weighted average discount rate:	13.0%	14.50%

Operating lease expense was $27,512 and $27,512 recorded in general and administrative expenses on the statements of operations for the periods ended June 30, 2026 and 2025, respectively.

In April 2022 and February 2021, the Company entered into 24-month lease agreements with expiration date in April 2024 and February 2023, respectively, for its corporate offices in California. These leases had two extension options for two years each which were exercised in accordance with the lease agreement and extended the lease through April 2028 and February 2027, respectively.

Total future operating lease liability commitments for the above non-cancellable leases as of June 30, 2026 are as follows:

For the periods ended June 30:
2026	$29,356
2027	28,755
2028	6,543
Total lease payments	64,654
Less: imputed interest	(4,581)
Total	60,073
Less: current portion	(41,198)
Long-term operating lease liabilities at June 30	$18,875

21

ANDREW ARROYO REAL ESTATE, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2026 AND 2025

(unaudited)

NOTE 8 – SEGMENT REPORTING

The Company operates and manages its business as one reportable operating segment. The Company’s CODM, the Chief Executive Officer, reviews internal financial information presented and decides how to allocate resources based on net income (loss). Net income (loss) is used for evaluating financial performance. Significant segment expenses include cost of sales and general and administrative expenses. The measurement of segment assets is reported on the balance sheets as total assets. The following table presents the significant segment expenses and other segment items regularly reviewed by our CODM.

	Period Ended June 30,
	2026	2025
Revenue	$3,551,395	$4,055,179

Cost of sales	3,049,385	3,498,621

Gross profit	502,010	556,558

Operating expenses:

General and administrative	868,424	551,060
Total operating expenses	868,424	551,060

Operating income (loss)	(366,414)	5,498

Other income (expense)
Total other income (expense), net	(34,056)	(2,761)
Net income (loss) before income tax	(400,470)	2,737
Income tax expense	-	-
Net income (loss)	$(400,470)	$2,737

NOTE 9– INCOME TAXES

Income tax expense during interim periods is based on applying an estimated annual effective income tax rate to year-to-date income, plus any significant unusual or infrequently occurring items that are recorded in the interim period. The computation of the annual estimated effective tax rate at each interim period requires certain estimates and significant judgment including, but not limited to, the expected operating income for the year, projections of the proportion of income earned and taxed in various jurisdictions, permanent and temporary differences, and the likelihood of recovering deferred tax assets generated in the current year. The accounting estimates used to compute the provision for income taxes may change as new events occur, more experience is obtained, additional information becomes known, or as the tax environment changes.

The interim financial statement provision for income taxes is different from the amounts computed by applying the United States federal statutory income tax rate of 21%. The Company’s effective tax rate was approximately 0% for each of the periods ended June 30, 2026 and 2025. The difference between the effective tax rate and the federal statutory rate of 21% was primarily due to the full valuation allowance recorded on the Company’s net deferred tax assets.

During the periods ended June 30, 2026 and 2025, there were no material changes to the Company’s uncertain tax positions.

22

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Legal proceedings and loss contingencies

The Company is not a party to any legal proceedings that management believes are reasonably likely to have a material adverse effect on the Company’s financial statements.

Resolved matters

Utah (litigation non-E&O) — settled and dismissed in April 2026. In a prior period, a seller filed a complaint related to a for-sale-by-owner transaction involving a Company associate and a second trust deed, naming the associate and the Company and seeking reimbursement and other relief. The Company settled the claim for $27,500 and the case was dismissed.

Bonsall, California (arbitration) — settled and dismissed in February 2026. In a prior period, a buyer sought rescission and damages alleging nondisclosure of water intrusion and potential mold by the seller, the HOA/property manager, and others. One of the Company’s associates was named. The Company’s insurer settled the claim for $18,000 and the case was dismissed.

Other matters and insurance

The Company maintains insurance customary for its industry, including professional, general liability, workers’ compensation, employer’s liability, property, and other coverages, subject to deductibles, retentions, limits, exclusions, and insurer determinations of coverage. The Company records reserves for retained liabilities and deductibles when probable and reasonably estimable. Management believes recorded reserves are appropriate based on currently available information.

NOTE 11 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events after the balance sheet date of June 30, 2026 through August 28, 2026, the date the financial statements were issued. Based upon its evaluation, management has determined that no subsequent events have occurred that would require recognition in the accompanying financial statements or disclosure in the notes, except as follows:

The Company extended its related party note due date from June 29, 2027 to June 29, 2030.

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ITEM 4 EXHIBITS

Item No.	Description

2.1(1)	Amended and Restated Articles of Incorporation of Andrew Arroyo Real Estate Inc.

2.2(1)	Amended and Restated Bylaws of Andrew Arroyo Real Estate Inc.

2.3(1)	Certificate of Merger filed in State of Delaware effective July 31, 2021

2.5(1)	Merger Agreement by and between Andrew Arroyo Real Estate, Inc., a California corporation and Andrew Arroyo Real Estate Inc., a Delaware corporation dated July 28, 2021

2.6(3)	Second Amended and Restated Articles of Incorporation of Andrew Arroyo Real Estate Inc.

2.7(3)	Second Amended and Restated Bylaws of Andrew Arroyo Real Estate Inc.

2.8(3)	Second Amended and Restated Certificate of Designation for Series A Preferred Stock of Andrew Arroyo Real Estate Inc.

3.1(2)	2023 Equity Incentive Plan

3.2(2)	Notice of Stock Option Grant

3.3(2)	Notice of Restricted Stock Award

3.4(2)	Notice of Restricted Stock Unit Award

4.2(3)	Form of Subscription Agreement for the Offering

6.1(2)	Investment Management Agreement

7.1(3)	Dealmaker Entities Agreements, Schedules and Terms of Service

(1) Incorporated by reference to the Form 1-A filed with the Commission on September 15, 2021.

(2) Incorporated by reference to the Form 1-A filed with the Commission on October 15, 2024.

(3) Incorporated by reference to the Form 1-A filed with the Commission on September 25, 2025.

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SIGNATURES

Pursuant to the requirements of Regulation A, the Issuer has duly caused this Form 1-SA to be signed on its behalf by the undersigned thereunto duly authorized, in the City of San Diego, State of California, on August 28, 2026.

Andrew Arroyo Real Estate Inc.

Dated: August 28, 2026		/s/ Andrew Michael Arroyo
	By:	Andrew Michael Arroyo
	Its:	President and Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of Regulation A, this report has been signed by the following persons in the capacities and on the dates indicated.

Dated: August 28, 2026		/s/ Andrew Michael Arroyo
	By:	Andrew Michael Arroyo, President, Chief Executive Officer (Principal Executive Officer), and Director

Dated: August 28, 2026		/s/ Clark Anctil
	By:	Clark Anctil, Treasurer (Principal Financial Officer) and Financial Director (Principal Accounting Officer)

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